UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Fremont Michigan Insuracorp, Inc.
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

357365105
(CUSIP Number)

Frank Kavanaugh
2532 Dupont Drive
Irvine, CA 92612-1524
949-333-3133
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1           Name of Reporting Persons:

Frank Kavanaugh

2           Check the Appropriate Box if a Member of a Group (See Instructions)

a) ☐

b) ☑

3           SEC use only

4           Source of Funds (See Instructions)

PF

5           Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)  o

6           Citizenship Or Place Of Organization

United States of America

7           Sole Voting Power
5,300

8           Shared Voting Power
0

9           Sole Dispositive Power
5,300

10           Shared Dispositive Power
0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

5,300

12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares  o

13           Percent of Class Represented by Amount in Row (11)

0.3%

14           Type of Reporting Person (See Instructions)

IN

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, no par value, of Fremont Michigan Insuracorp, Inc (the “Issuer”), whose principal place of business is located at 933 E. Main Street, Fremont, MI 49412.

Item 2.  Identity & Background

(a)	This Schedule 13D is being filed by Frank Kavanaugh.

(b)	The principal business address for Mr. Kavanaugh is 2532 Dupont Drive, Irvine, CA 92612-1524.

(c)	Mr. Kavanaugh is an individual investor.

(d)	During the past five years, Mr. Kavanaugh has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, Mr. Kavanaugh has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Kavanaugh is a citizen of the United States of America.

Item 3.      Source and Amount of Funds and Other Consideration.

Mr. Kavanaugh beneficially owns 5,300 shares of the Issuer.  No borrowed funds were used to purchase the shares.

Item 4.      Purpose of Transaction.

Mr. Kavanaugh’s ownership percentage of Fremont Michigan Insuracorp, Inc. decreased as a result of selling 133,953 shares of common stock in a series of sales.

Item 5.      Interest in Securities of the Company.

(a)
Mr. Kavanaugh is the beneficial owner of 5,300 shares, or 0.3%, of the issued and outstanding common stock of the Issuer.  As of November 5, 2010 the number of shares of the Issuer issued and outstanding was 1,773,567.

(b)	Mr. Kavanaugh has the sole power to vote and dispose of 5,300 shares of common stock of the Issuer.

(c)	On October 15, 2010, Mr. Kavanaugh sold 45,310 shares of common stock of the Issuer in the open market at an average price of $27.76 per share.

On October 18, 2010, Mr. Kavanaugh sold 8,000 shares of common stock of the Issuer in the open market at an average price of $26.86 per share.

On October 19, 2010, Mr. Kavanaugh sold 35,626 shares of common stock of the Issuer into the open market at an average price of $26.61 per share.

On October 20, 2010, Mr. Kavanaugh sold 8,317 shares of common stock of the Issuer into the open market at an average price of $26.32 per share.

On November 1, 2010, Mr. Kavanaugh sold 413 shares of common stock of the Issuer into the open market at an average price of $27.00 per share.

On November 2, 2010, Mr. Kavanaugh sold 1,578 shares of common stock of the Issuer into the open market at an average price of $27.00 per share.

On November 5, 2010, Mr. Kavanaugh sold 27,009 shares of common stock of the Issuer in the open market at an average price of $27.00 per share.

On November 8, 2010, Mr. Kavanaugh sold 3,000 shares of common stock of the Issuer in the open market at an average price of $27.00 per share.

On November 9, 2010, Mr. Kavanaugh sold 1,500 shares of common stock of the Issuer in the open market at an average price of $27.00 per share.

On November 17, 2010, Mr. Kavanaugh sold 3,200 shares of common stock of the Issuer in the open market at an average price of $27.00 per share

(d)	N/A

(e)	Mr. Kavanaugh’s beneficial ownership of the Issuer’s common stock decreased below 5% on October 18, 2010.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

N/A

Item 7. Materials to be Filed as Exhibits.

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2010
Date
/s/ Frank Kavanaugh
Signature